Exhibit 99.1

Sunlands Online Education Group Announces Unaudited First Quarter 2018

Financial Results

Net revenues increased by 161.1% year-over-year

Gross billings (non-GAAP) increased by 125.5% year-over-year

New student enrollments increased by 128.6% year-over-year

BEIJING, May 21, 2018 -- Sunlands Online Education Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial and Operational Highlights

▪	Net revenues were RMB406.4 million (US$64.8 million), representing a 161.1% increase year-over-year.

▪	Gross billings (non-GAAP) were RMB929.2 million (US$148.1 million), representing a 125.5% increase year-over-year.

▪	Gross profit was RMB335.7 million (US$53.5 million), representing a 146.4% increase year-over-year.

▪	Net loss was RMB245.2 million (US$39.1 million), representing a 146.8% increase year-over-year. Net loss margin, defined as net loss as a percentage of net revenue, decreased to 60.3% from 63.8% in the first quarter of 2017.

▪	New student enrollments were 152,140, representing a 128.6% increase year-over-year.[1]

▪	As of March 31, 2018, deferred revenue balance was RMB2,619.1 million (US$417.6 million).

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, said, “We are pleased to deliver a strong set of results following our initial public offering on the NYSE. Our investments in higher quality educational offerings, our IT platform and distinctive marketing initiatives to attract more students led to robust growth in new student enrollments and net revenues during the first quarter. This enabled us to gain market share and strengthen our leadership position in China’s online post-secondary and professional education market.”

Mr. Liu added, “Looking forward, we are excited by the growth potential of the higher education market in China. According to iResearch, as of December 31, 2017, there were over 600 million people between the ages of 18 and 48 without a bachelor’s degree in China. Our online tutoring services are designed to address this enormous unmet demand and provide a path for underserved adult students to significantly improve their employment and career prospects. We will continue to invest in long term initiatives to unlock the potential market and attract more students to our platform, enhance our content and teaching quality, and upgrade our IT platform. We are confident that these investments will enable us to continuously improve the student experience and sustainably grow our market share.”

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, "During the first quarter, we delivered strong financial results with net revenue increasing 161.1% year-over-year and net cash provided by operating activities of RMB226.3 million. Bolstered by the recent capital infusion from the IPO and a significant and growing deferred revenue base, we have the resources that we need to continue to build our online education platform and attract more students. We look forward to growing our market share and realizing the growth potential of our highly scalable business model in the coming quarters.”

▪	[1] New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us).

Financial Results for the First Quarter of 2018

Net Revenues

In the first quarter of 2018, our net revenues increased by 161.1% to RMB406.4 million (US$64.8 million) from RMB155.6 million in the first quarter of 2017. The increase was mainly driven by the growth in gross billings, which was attributable to an increase in new student enrollments. The significant increase in new student enrollments in the first quarter of 2018 was driven by our continuous investments in improving the quality of our courses and educational content offerings, improving our IT platform, as well as an increase in sales, branding and marketing efforts.

Cost of Revenues

Our cost of revenues increased by 263.9% from RMB19.4 million in the first quarter of 2017 to RMB70.7 million (US$11.3 million) in the first quarter of 2018. The increase was primarily due to the increase in compensation for our faculty members, which mainly included teachers and mentors, as we continued to retain our existing faculty members and attract new faculty members.

Gross Profit

Our gross profit increased by 146.4% to RMB335.7 million (US$53.5 million) from RMB136.2 million in the first quarter of 2017.

Operating Expenses

In the first quarter of 2018, operating expenses were RMB588.3 million (US$93.7 million), representing a 149.2% increase from RMB236.1 million in the first quarter of 2017.

Sales and marketing expenses increased by 137.4% to RMB499.0 million (US$79.5 million) from RMB210.2 million in the first quarter of 2017. The increase was mainly due to increases in (i) our sales and marketing compensation; and (ii) spending on branding and marketing activities, including investments in broadening our search engine and mobile application channels.

General and administrative expenses increased by 267.0% to RMB77.7 million (US$12.4 million) from RMB21.2 million in the first quarter of 2017. The increase was primarily due to (i) an increase in the employee compensation, mainly as a result of hiring more staff to satisfy requirements of operating as a public company; and (ii) foreign exchange losses as a result of the decline in the USD in the first quarter in 2018.

Product development expenses increased by 145.2% to RMB11.6 million (US$1.8 million) from RMB4.7 million in the first quarter of 2017. The increase was primarily due to an increase in compensation for our course and educational content professionals and technology development personnel during the quarter.

Net Loss

Net loss for the first quarter of 2018 was RMB245.2 million (US$39.1 million), compared with RMB99.4 million in the first quarter of 2017.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB55.25 (US$8.81) in the first quarter of 2018.

Net Cash Generated from Operating Activities

Net cash provided by operating activities was RMB226.3 million (US$36.1 million) in the first quarter of 2018, compared with RMB140.4 million for the same quarter last year.

Cash and Cash Equivalents and Short-Term Investments

As of March 31, 2018, we had RMB1,841.6 million (US$293.6 million) of cash and cash equivalents and RMB444.0 million (US$70.8 million) of short-term investments, compared to RMB559.5 million of cash and cash equivalents and RMB353.1 million of short-term investments as of December 31, 2017.

Deferred Revenue

As of March 31, 2018, our deferred revenue balance was RMB2,619.1 million (US$417.6 million) . Revenues related to online courses are recognized on a straight line basis over the service period. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to such students pursuant to the terms of those service contracts.

Capital Expenditures

Our capital expenditures incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support our operations. Our capital expenditures were RMB147.7 million (US$23.5 million) and RMB2.4 million in the first quarters of 2018 and 2017, respectively. The increase was mainly due to purchases of buildings and leasehold improvements.

Outlook

For the second quarter of 2018, we currently expect net revenues to be between RMB460.0 million to RMB480.0 million, which would represent an increase of 123.5% to 133.2% year-over-year.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate for March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 30, 2018, or at any other rate.

Conference Call and Webcast

Sunlands' management team will host a conference call at 7:30am U.S. Eastern Time, (7:30pm Beijing/Hong Kong time) on May 21, 2018, following the quarterly results announcement.

The dial-in details for the live conference call are:

US toll free: +1-888-346-8982

International: +1-412-902-4272

Canada toll free: 855-669-9657

Hong Kong toll free: 800-905945

Hong Kong toll: +852-301-84992

Mainland China toll free: 4001-201203

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sunlands Online Education Group Call. Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at http://www.sunlands.investorroom.com/

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

About Sunlands

Sunlands Online Education Group (NYSE: STG) ("Sunlands" or the "Company") is the leader in China's online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation, amortization, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

For investor enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

For media enquiries, please contact:

Brunswick Group

Ziya Yang

Tel: +86 10 5960 8600

Email: Sunlands@brunswickgroup.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	559,459	1,841,615	293,597
Short-term investments	353,070	443,959	70,778
Prepaid expenses and other current assets	48,993	112,800	17,982
Amounts due from related parties	250,096	62,726	10,000
Deferred costs, current	55,073	84,032	13,397
Total current assets	1,266,691	2,545,132	405,754
Non-current assets
Property and equipment, net	525,288	549,598	87,619
Intangible assets, net	1,552	1,367	218
Deferred costs, non-current	43,187	61,618	9,823
Long-term investment	3,300	2,464	393
Other non-current assets	129,641	134,232	21,400
Total non-current assets	702,968	749,279	119,453
TOTAL ASSETS	1,969,659	3,294,411	525,207

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to
Sunlands Online Education Group of RMB223,298 and RMB233,738
as of December 31, 2017 and March 31, 2018, respectively)	235,900	323,380	51,556
Deferred revenue, current (including deferred revenue, current of the consilidatedrevenue,VIE without recourse consolidated VIE without recourses to Sunlands Online Education Group of RMB1,325,954 and
RMB1,325,954 and RMB1,518,741 as of December 31, 2017 and March 31, 2018, respectively)
2018, respectively)	1,325,954	1,518,741	242,123
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIE without recourse to Sunlands Online Education Group of
RMB180,390 and nil as of December 31, 2017 and March 31, 2018,respectively)	240,390	121,540	19,376
Total current liabilities	1,802,244	1,963,661	313,055
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIE without recourse to Sunlands Online Education Group of
RMB784,474 and RMB1,100,393 as of December 31, 2017 and March 31,
2018, respectively)	784,474	1,100,393	175,429
Total non-current liabilities	784,474	1,100,393	175,429
TOTAL LIABILITIES	2,586,718	3,064,054	488,484

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
MEZZANINE EQUITY
Series A convertible redeemable preferred shares	292,000	-	-
Series B convertible redeemable preferred shares	601,605	-	-
Series B+ convertible redeemable preferred shares	131,104	-	-
TOTAL MEZZANINE EQUITY	1,024,709	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 4,329,000 and nil shares issued and outstanding
as of December 31, 2017 and March 31, 2018, respectively)	1	-	-
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; nil and 1,818,383 shares issued and outstanding
as of December 31, 2017 and March 31, 2018, respectively)	-	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; nil and 826,389 shares issued and outstanding
as of December 31, 2017 and March 31, 2018, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; nil and 4,265,286 shares issued and outstanding
as of December 31, 2017 and March 31, 2018, respectively)	-	1	-
Additional paid-in capital	289,674	2,423,985	386,440
Accumulated deficit	(1,922,748)	(2,168,285)	(345,676)
Accumulated other comprehensive loss	(8,759)	(25,710)	(4,099)
Total Sunlands Online Education Group shareholders’ (deficit)/equity	(1,641,832)	229,992	36,665
Noncontrolling interest	64	365	58
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(1,641,768)	230,357	36,723
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	1,969,659	3,294,411	525,207

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
Net revenues	155,637	406,373	64,785
Cost of revenues	(19,426)	(70,700)	(11,271)
Gross profit	136,211	335,673	53,514

Operating expenses
Sales and marketing expenses	(210,184)	(498,976)	(79,549)
Product development expenses	(4,725)	(11,586)	(1,847)
General and administrative expenses	(21,172)	(77,697)	(12,387)
Total operating expenses	(236,081)	(588,259)	(93,783)
Loss from operations	(99,870)	(252,586)	(40,269)
Interest income	856	6,844	1,091
Other income, net	-	1,342	214
Loss before income tax expenses	(99,014)	(244,400)	(38,964)
Income tax expenses	-	-	-
Loss from an equity method investment	(348)	(836)	(133)
Net loss	(99,362)	(245,236)	(39,097)

Less: Net (loss)/income attributable to noncontrolling interest	(12)	301	48

Net loss attributable to Sunlands Online Education Group	(99,350)	(245,537)	(39,145)
Net loss per share attributable to ordinary shareholders of
Sunlands Online Education Group:
Basic and diluted	(26.02)	(55.25)	(8.81)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	3,818,618	4,443,714	4,443,714

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands )

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
Net loss	(99,362)	(245,236)	(39,097)
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(2,190)	(16,951)	(2,702)
Total comprehensive loss	(101,552)	(262,187)	(41,799)
Less: comprehensive (loss)/income attributable to noncontrolling
interest	(12)	301	48
Comprehensive loss attributable to Sunlands Online Education Group	(101,540)	(262,488)	(41,847)

SUNLANDS ONLINE EDUCATION GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB
Net revenues	155,637	406,373
Less: other revenues	(888)	(1,670)
Add: tax and surcharges	5,230	15,791
Add: ending deferred revenue	979,703	2,619,134
Less: beginning deferred revenue	(727,569)	(2,110,428)
Gross billings (non-GAAP)	412,113	929,200

Net loss	(99,362)	(245,236)
Add: income tax expenses	-	-
depreciation and amortization	1,452	4,687
Less: interest income	(856)	(6,844)
EBITDA (non-GAAP)	(98,766)	(247,393)